UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about operations with Banco do Brasil

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Rio de Janeiro, February, 20, 2025 – Petróleo Brasileiro S.A. – Petrobras informs that it has signed the following agreements with Banco do Brasil (BB):

(i)	The contracting of two Export Credit Notes (ECN) with sustainability commitments, one valued at R$ 3.5 billion and the other at R$ 3 billion, both maturing in 2032;

(ii)	Renewal of a Revolving Credit Facility (RCF) worth R$ 2 billion, with the original maturity in 2026 now extended to 2030;

(iii)	Signing of a Letter of Intent aimed at technical cooperation, at no cost to the parties, for the development of projects focused on decarbonization and biodiversity preservation.

The ECN contracts include sustainability commitments, through which Petrobras declares its commitment to its current long-term strategic planning and will endeavor to apply the allocated resources to actions promoting biodiversity, biofuels, renewable energies, efficiency, and energy transition. The evaluation of compliance with these commitments will be conducted annually, based on indicators presented in the company’s Sustainability Report, through an external consultancy.

The Revolving Credit Facility is important for optimizing the company’s financial management, allowing for the maintenance of an optimal cash volume, ensuring adequate liquidity levels, which results in reduced carrying costs.

These operations are aligned with Petrobras’ liability management strategy, aiming to improve the debt profile and reduce costs.

Letter of Intent

The signing of the Letter of Intent with Banco do Brasil will enable Petrobras to expand its support alternatives for energy transition initiatives outlined in its Strategic Plan.

Among the goals of the agreement, key highlights include technical cooperation on initiatives related to the concept of "green finance," focusing on sustainability, actions for climate change prevention, and biodiversity protection. Additionally, the agreement will encourage the joint identification and evaluation of projects, financial structures, and financing related to decarbonization and biodiversity preservation.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer